
CLOSEM

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

THE COMPANY

1.　　Name of issuer:　　CLOSEM, Inc.

ELIGIBILITY

2.　　☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.　　Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?　☐ Yes　☑ No

DIRECTORS OF THE COMPANY

4.　　Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Richard Miles	Laura Betterly
Dates of Board Service:	05/11/2021 - Present	05/11/2021 - Present
Principal Occupation:	CEO	President
Employer:	CLOSEM, Inc.	YadaYada Marketing
Dates of Service:	12/23/2020 - Present	Sept 2007 - present
Employer's principal business:	Software as a Service	full service marketing and PR
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:		
Position:	Co-Founder	Co-Founder
Dates of Service:	12/23/2020 - Present	12/23/2020 - Present



CLOSEM

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	Kickstart Growth	YadaYada Marketing
Employer's principal business:	Consulting Services	Marketing / Advertising
Title:	Chief Consulting Officer	President
Dates of Service:	March 2010 - present	Sept 2007 - present
Responsibilities:	sales, consulting	full service marketing and PR
Employer:	San Francisco Federation & Endowment	InTouch Media Group
Employer's principal business:	Philanthropy	Direct Marketing Services
Title:	Senior Director of Marketing	CEO
Dates of Service:	Oct 2008 - Feb 2010	Aug 2002- Sept 2007
Responsibilities:	marketing, strategic planning	General management, marketing
Employer:	Big Brothers Big Sisters of the Bay Area	PCDJ
Employer's principal business:	youth mentoring	Digital Music / Internet Advertising
Title:	CEO	Co-founder / President
Dates of Service:	Dec 2005 - Jul 2008	June 1999 - March 2000
Responsibilities:	General management, fundraising	Major Partnerships, Strategy, PR

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Richard Miles	Laura Betterly
Title:	CEO / Co-founder	Co-founder
Dates of Service:	12/23/2020 - Present	12/23/2020 - Present
Responsibilities:	General Management, Sales	Marketing
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:		


CLOSEM

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Position:	No prior positions held with issuer	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	Kickstart Growth	YadaYada Marketing
Employer's principal business:	Consulting Services	Marketing / Advertising
Title:	Chief Consulting Officer	President
Dates of Service:	March 2010 - present	Sept 2007 - present
Responsibilities:	sales, consulting	full service marketing and PR
Employer:	San Francisco Federation & Endowment	InTouch Media Group
Employer's principal business:	Philanthropy	Direct Marketing Services
Title:	Senior Director of Marketing	CEO
Dates of Service:	Oct 2008 - Feb 2010	Aug 2002- Sept 2007
Responsibilities:	marketing, strategic planning	General management, marketing
Employer:	Big Brothers Big Sisters of the Bay Area	PCDJ
Employer's principal business:	youth mentoring	Digital Music / Internet Advertising
Title:	CEO	Co-founder / President
Dates of Service:	Dec 2005 - Jul 2008	June 1999 - March 2000
Responsibilities:	General management, fundraising	Major Partnerships, Strategy, PR

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Richard Miles	4,000,000 Shares of Class A Common Stock	**50%**
Laura Betterly	4,000,000 Shares of Class A Common Stock	**50%**



CLOSEM

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.





40+MILLION SMALL BUSINESSES LOSE SALES FOR LACK OF FOLLOW-UP
• Best-in-class close 30% of qualified leads
• 70% don't reach their sales goals
• 96% believe most of their online spend is wasted

AUTOMATED FOLLOW-UP CLOSES DEALS
• Followup via email, text, voice and postal mail
• Multi-channel approach nets 40% conversion rates
• Campaigns result in 80% more sales



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400



CLOSEM GENERATES RELIABLE RECURRING REVENUE

- Users pay monthly or annually
- And make additional in-app purchases
- Software as a Service
- Recurring revenue business model

HUGE ADDRESSABLE GLOBAL MARKET

30 Million Small Businesses in the US alone [1]

41 Million Entrepreneurs [2]

15,000 Digital Marketing Agencies [3]

Software as a Service (SaaS) revenue forecast: $436 Billion by 2025

[1] US Small Business Administration
[2] Gallup, State of the Self-Employed Report 2020
[3] ibisworld



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

COMPETITION IS EXPENSIVE AND COMPLEX

CATEGORY	COMPANIES	NOTE
CRM Systems	Salesforce, Pipedrive, others	Complicated, expensive
Autoresponders	Aweber, Sendfox, others	Typically email only, single message replies
Bulk SMS	Textedly, Mozeo, SimpleTexting, others	Lacks CRM integration, no email
Newsletters	Mailchimp, Constant Contact	Lacks CRM integration, no SMS
Marketing Automation	Keap, Active Campaign, GoHighLevel, Hubspot, Zendesk, others	Complicated, expensive

NOTHING COMPARES TO CLOSEM'S EASE OF USE AND ONE-CLICK AUTOMATION

- Focused on small business / entrepreneur segment
- Zero learning curve
- Includes "done-for-you" pre-written message templates
- Easy, one-click automation with email, text, voice and postal mail channels
- Includes access to 1,000s of images and designs
- Open application, easy integration with other systems
- Single source eco-system from lead acquisition & follow-up to closed deal


CLOSEM

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

EXPERIENCED LEADERSHIP TEAM





RICHARD MILES, co-founder

- Founded Adaptive Controls (sold to Ingersoll-Rand)
- VP of Worldwide Marketing, Polaroid
- Founded FreeSoftwareClub (went public in 2000)
- CMO for 321 Studios ($0 - $50MM in 18 months)
- Founded Re:Launch (sold to investor group 2003)

LAURA BETTERLY, co-founder

- Founded InTouch Marketing (went public 2004)
- Featured on front page of Wall Street Journal
- Founded PCDJ; 8,000,000 downloads
- 30,000 students use her local agency training
- Well-known traffic expert with boutique agency

STELLAR ADVISORY BOARD







KEVIN HARRINGTON

Father of the infomercial. Creator of "As Seen on TV." One of the original "Sharks" from the hit TV show Shark Tank

PERRY BELCHER

One of the greatest Internet Marketers in the world. Co-founder of Digital Marketer, with over 300,000 students

MIKE FILSAIME

The "Michael Jordan" of Marketing, co-founder and CEO of Groove Digital, with over 550,000 users.

FP: truCrowd



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

















MARKET PLAN
DISTRIBUTION
AppSumo
StackSocial
Infostack
Betalist
PARTNERSHIPS
Groove Digital
ClickFunnels
LeadPages
SamCart
ADVERTISING
Facebook
LinkedIn
YouTube
Hulu
Direct Mail
AFFILIATES
Resellers
Promoters
Agencies

MILESTONES
2020
Launched in June
100+ users
2021
AppSumo distribution
Postal mail integration
StackSocial distribution
Prospect data gateway
1,000+ users
2022
Groove Partnership launch
Promotional Campaign launch
Added prospect data
Next-gen CLOSEM released
15,000+ users
2023
Built-in Integrations
Integrated Service Providers
Global domination
25,000+ users


CLOSEM

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400



RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS – CLOSEM, INC.

Early Stage Company. This is a brand-new company. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date. As a new company we have a limited operating history. The Company was organized on December 23, 2020. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and


OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, produce our products and services, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We will face significant competition. Competitors and other companies may directly compete with us. Many of our competitors have greater brand recognition and greater financial, marketing and other resources. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment. We compete with other companies. A number of competitors exist that provide contact management or customer relation management (CRM) products and services, and others provide text and email messaging products and services. One company, Salesforce, Inc (salesforce.com) is the dominant player in the CRM space with well over 150,000 business customers and close to 20% of the total worldwide market, followed by other giant multinational corporations including SAP, Adobe, Microsoft, Oracle and others. These companies primarily focus on large enterprise business customers, which is not the Company's target market. In addition, while their offerings are robust, they also come with a steep learning curve and often require customers to purchase additional consulting services in order to customize the system for their use. There are also many companies offering CRM products for small-to-medium size firms, and the market leaders in that segment are also more established than the Company. These include Zoho (13,000,000 users), Hubspot (over 100,000 users) and Pipedrive (50,000 users), among others. In addition, there are many companies providing marketing automation services ranging from MailChimp (11,000,000 users) and Constant Contact (600,000 users) to Infusionsoft / Keap (39,000 users), and others including Klaviyo, Ominsend and many more. Finally, there are companies providing mass texting solutions including Clicksend, Trumpia, ezTexting, Clickatell and others. There are still other companies, notably GoHighLevel, which combine contact management with messaging that we compete with. The Company's advantage, however, is the ease of use of the service, along with the unique combination of the email and text campaigns, and none of its competitors include the proprietary marketing materials written and developed by the founders.

Any valuation at this stage is difficult to assess. The valuation cap for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Crowdfunding for early stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

Will there be sufficient market for our products and at what price point? We will only succeed if there is sufficient demand for our sales solution. Subscribers must believe that our product enables them to increase sales and customer engagement, saves them time, and increases their income, and/or provides a more convenient method of customer engagement. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

FP: truCrowd

 CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

We have a small team and our future success depends on the ability of the core team to recruit key personnel to face a sustainable scaling effort. Job market conditions may affect our ability to recruit the talent we need to add new skills and competencies in our company. Our future success depends on the efforts of key personnel and consultants, including, Richard Miles and Laura Betterly, our co-founders and Craig Betterly, our lead software engineer. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We store personally identifiable information of consumers which is subject to vast regulation. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products. These risks are, of course, not unique to our business, since these regulations affect every company with customer and other user data within the relevant regulatory jurisdictions. We will employ competent legal counsel and apply appropriate policies to assure compliance to the extent reasonably possible, but cannot guarantee what regulators may do in the future.

The company will need to raise additional money in the future. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's

FP:  truCrowd

CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecast its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described in the financial information in the Crowdfunding offering. The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting unit in the Company. Due to their ownership and positions with the Company, the current managers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

Team risks. Our core strategic team is small, consisting of two co-founders, but our key activities (e.g., R&D and product development) are presently outsourced to third parties, though closely managed. The two co-founders have a collegial and effective working relationship through over 20 years of knowing each other and working together. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

Financial risks. The software as a service market is subject to macroeconomic pressures. In an economic down-turn, SaaS products and services such as ours may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors

FP: truCrowd



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

introduce new solutions embodying new services or technologies, our technology and processes may become obsolete.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

There could be a considerable delay in releasing our next generation of products. We are heavily reliant on our development team to produce our next generation of products ("V2," Private Label and International) and they may face unexpected delays in overcoming technical hurdles that will allow us to bring these products to market on a timely basis. We may also lose critical development team members and be forced to recruit, hire and train replacements. That said, we are highly confident in our development team, and we intend to use a significant portion of the funds we raise in strengthening our technological capabilities.

We could face insurmountable challenges in International markets. Costs outside the United States and Canada are higher than they are in North America and these costs may make our products too expensive or otherwise unsuitable for the market. There are also governmental restrictions relative to messaging in certain countries and we expect we may not be able to offer our products in those countries at all. As a result of these and other factors, we may not be able to satisfy the existing demand for our products in overseas markets or achieve our sales projections in those markets.

The market for our Agency Plans / Private Label Plans may not materialize. While we have considerable interest in an Agency Plan and Private Label plans, there may be technological or marketplace hurdles we don't anticipate that will prevent us from achieving our projections. The pricing model and customer adoption rates we anticipate may not materialize, and therefore we may not be able to achieve our sales projections for these markets.

Customer acquisition projections are based on current rates and expected results from marketing efforts, however these efforts have not been proven. We have tested various forms of marketing our products and have a high level of confidence in our projections, however, our tests have been on a limited budget and not at scale. We intend to use a large portion of the funds we raise to ramp up our marketing efforts and thereby increase our acquisition of new customers going forward. Our customer acquisition costs may be higher than we have forecasted and some of our marketing efforts may fail. We may have to adjust our plans accordingly, and are confident in our ability to successfully market products, as this is the greatest strength of the co-founders.

Customer retention may not be as high as forecast. We have based our churn (loss of customers) rate on our current actuals, however, this may increase as sales go to scale.

We may at some point need a physical headquarters location. The company operates on a worldwide basis with personnel and contractors who work from their own location and we are not at the present time dependent on any physical location. However, this could change in the future and we would need additional capital to purchase and furnish a headquarters location.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Our products and services are based on



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

sophisticated software systems, and we may encounter delays when developing new technology solutions, products and services. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources;
- loss of customers.

We may not be able to protect our intellectual property. We intend to explore options for protection of certain intellectual property, primarily in the form of trademarks and trade secrets but have not made any filings to date. We do have common law copyright rights, and will act to defend them. We anticipate developing certain trade secrets and may handle trade secrets that are the property of others. We regard the legal protection of our intellectual property (and the intellectual property of others) as important to future success and will rely on a combination of trade secret laws, copyright, and trademark laws, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights in products and services. There can be no assurance that the steps we take to protect our proprietary rights will prove sufficient to prevent misappropriation of such proprietary rights.

We rely on third parties to deliver messages. We use external services that provide email, voice and text messaging in bulk for a variety of companies. They could raise their prices, or reduce services, or even eliminate service to companies of our size. They could suffer outages that would negatively impact our ability to service our customers. That said, there are a variety of providers we can work with and we are always looking to find better service providers at all times.

Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations. Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our products may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

FP: truCrowd

 **CLOSEM**

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

We could become subject to regulation. Our business model involves providing businesses with the ability to communicate with their contacts via SMS, MMS, Email, Voice, and other technologies. These methods of communication have in the past and may in the future come under Government regulation which could limit our ability to provide such services in the future. The U.S. government has a long history of regulation, protecting consumer privacy concerning telemarketing and robocalls, and this also extends to texting. The most critical piece of legislation narrowing the scope of acceptable telemarketing practices came with the TCPA of 1991, which amended the original Communications Act of 1934. Violations of the Telephone Consumer Protection Act give the recipient of any unwanted call or text the right to sue for up to $1,500 per unsolicited text or call. Additional regulations including the CAN-SPAM act specifically regulate how businesses may use electronic means to communicate to potential customers. The CAN-SPAM Act, a law that sets the rules for commercial email, establishes requirements for commercial messages, gives recipients the right to have businesses stop emailing them, and spells out tough penalties for violations. The CAN-SPAM Act covers all commercial messages, which the law defines as "any electronic mail message the primary purpose of which is the commercial advertisement or promotion of a commercial product or service," including email that promotes content on commercial websites. The law makes no exception for business-to-business email. That means all email – for example, a message to former customers announcing a new product line – must comply with the law. Each separate email in violation of the CAN-SPAM Act is subject to penalties of up to $43,792, so non-compliance can be costly. The Company has taken steps to prevent users from violating such regulations, and includes specific opt-out messages with every text and email message sent via the platform, and users must agree to the Company's terms of use. That said, there can be no assurance that the Company may not face difficulties in the future relative to these governmental restrictions and regulations, and will need to continue to develop innovative solutions to address these challenges.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have been reviewed by a C.P.A. but have not otherwise been independently reviewed, analyzed, or otherwise verified, except by management. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

FP: truCrowd

 CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Our aggressive growth strategy may not be achievable. For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our business, and our future operating results will depend largely upon our ability to adequately capitalize our company and continue to develop and market successful products, build key relationships and successfully manage our business. Our ability to grow will depend upon many factors, including our ability to identify and invest in products and services that are in demand, and to obtain adequate capital resources on acceptable terms. Any limitations on our ability to accomplish any of these and other goals will have a material adverse effect on our business, results of operations, and financial objectives. There is no assurance that our operations will be successful or achieve anticipated or any operating results.

The Company has limited working capital and requires significant additional financing, which may or may not be available at all or on a timely basis. The Company has limited working capital and there may not be sufficient financial resources available to carry out planned operations. We depend upon timely availability of adequate working and investment capital in order to meet the objectives of our business strategy and business plans. There can be no assurance that positive cash flow will ever occur.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

The Company does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders. The principal investment objective of the Company is to make business profits that present opportunities for significant appreciation to the Company. It is anticipated that product development and marketing will be leveraged and will not provide the Company with any significant cash distributions until products are sold. Accordingly, the Company may not be able to pay dividends. There can be no assurance with respect to the amount and timing of dividends to the Company's shareholders, or that they will ever be made. The Company initially intends to retain cash from its operations to fund the development and growth of its business.

General economic conditions, including a prolonged weakness in the economy, may affect consumer and business purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer and business credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits. In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, China. While initially the outbreak was largely concentrated in China

and caused significant disruptions to its economy, it has now spread worldwide. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the pandemic, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus or other unforeseen pandemics globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS" other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Securities bears the risk of a complete and total loss of his/her/its investment.

Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of securities required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of securities may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the securities are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, our growth would need to be scaled down, and would have a material adverse effect on our business.

The securities are not guaranteed and could become worthless. The securities are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the securities is not guaranteed, and the securities could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the securities will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all securities offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

The securities are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of securities will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the securities, nor any other securities under the federal or any


OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

state Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

THE BOTTOM LINE: Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans. Please only invest what you can afford to lose.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.



CLOSEM

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

THE OFFERING

9.   What is the purpose of this offering?

We are fundraising in order to rapidly scale growth. Use of funds will be to accelerate development of new features, advertising and promotion, and adding staff to accommodate growth.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$1,070,000.00
Less: Offering Expenses	$800.00	$85,600.00
Net Proceeds	$9,200.00	$984,400.00
Use of Net Proceeds		
Equipment	$0.00	$20,000.00
Development	$3,000.00	$150,000.00
Sales and Customer Service	$3,500.00	$100,000.00
Marketing and Promotion	$1,500.00	$650,000.00
General Operating Capital	$2,700.00	$64,400.00
Total Use of Net Proceeds	$10,700.00	$984,400.00

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).



OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

   a. Type - Class B Common Stock

   b. Terms - Non-voting common stock

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

   (1)   to the issuer;
   (2)   to an accredited investor;
   (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
   (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FP: truCrowd

CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights			Other Rights		
Common Stock								
Class A	8,000,000	8,000,000	Yes ☑	No ☐		Yes ☐	No ☐	
						Specify:		
Class B (non-voting)	3,000,000	0	Yes ☐	No ☑		Yes ☐	No ☐	
						Specify:		

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

        None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

        None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

        The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

        This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

        These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

FP: truCrowd



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400



Low Bound
$ 7,964,000
Pre-money valuation
$ 10,338,072
High Bound
$ 12,712,000
5 Valuation Methods
$ 5,558,977
Scorecard
$ 4,623,111
Checklist
$ 14,120,944
Venture Capital
$ 23,711,234
DCF with LTG
$ 33,998,902
DCF with Multiples
Method weights
34%
34%
16%
8%
8%

The weights for the above mentioned valuation methods are: Scorecard (34%), Check-list (34%), Venture Capital (16%), DCF- Long Term Growth (8%), and DCF with Multiples (8%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$10,338,072.**

The company has elected to go with a more conservative valuation of $8,000,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.



FP: truCrowd

CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.	What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.	Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.	What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.	Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction,

FP: truCrowd

 **CLOSEM**

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The founders have invested funds sufficient for operations thus far. We are in essence cash flow neutral. In order to rapidly scale we need additional funds.

FP: truCrowd

 **CLOSEM**

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Since the date of the financial statements below, the company has incorporated, and changed from being known as CLOSEM LLC (an LLC) into CLOSEM, Inc. (a Corporation). It is the same entity.

REVIEWED FINANCIAL STATEMENTS

CLOSEM, LLC
Year Ended December 31, 2020
With Independent Accountant's Review Report



FP: truCrowd

CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

CLOSEM, LLC

Financial Statements

Year Ended December 31, 2020

Contents

1



FP: truCrowd

CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
CLOSEM, LLC
Albuquerque, NM

I have reviewed the accompanying financial statements of CLOSEM, LLC, which comprises the balance sheet as of December 31, 2020, and the related statement of income, changes in members' equity, and cash flows from the period then ended, December 23, 2020 ("inception") to December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
February 12, 2021

2



CLOSEM

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

(This page intentionally left blank.)

FP: truCrowd

 CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

CLOSEM, LLC

Balance Sheets

	December 31, 2020
Assets	
Current assets:	
Cash and cash equivalents	$ -
Total current assets	-
Property plant and equipment:	-
Total assets	$ -
Liabilities and Members' Equity	
Current liabilities:	
Accrued interest	-
Credit card payable	-
Line of credit	-
Total current liabilities	-
Long-term obligations	-
Total liabilities	-
Members' equity *(see note 3, 5):*	
Laura Betterly	-
Richard Miles	-
Total members' equity	-
Total liabilities and members' equity	$ -

See Independent Accountant's Review Report.

4

FP:  truCrowd

CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

CLOSEM, LLC

Statement of Operations

	Period from December 23, 2020 (inception) to December 31, 2020
Revenue	$ -
Expenses:	
Advertising and marketing	-
Bank charges	-
Legal expenses	-
Start-up expenses	249
Travel and meals	-
Total operating expenses	249
Net Loss	$ (249)

See Independent Accountant's Review Report.

5

FP: truCrowd

 CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

CLOSEM, LLC

Statements of Changes in Members' Equity

	Laura Betterly	Richard Miles	Total
Balance at December 23, 2020 (date of inception)	$ -	$ -	$ -
Plus: Members' contributions	124	125	249
Less: Net loss	(124)	(125)	(249)
Balance at December 31, 2020	$ -	$ -	$ -

See Independent Accountant's Review Report.

6

 **CLOSEM**

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

CLOSEM, LLC

Statements of Cash Flows

	Period from December 23, 2020 (inception) to December 31, 2020
Operating activities	
Net Loss	$ (249)
Increase (decrease) in trades payables	
Net cash used by operating activities	(249)
Investing activities	
Property and equipment	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	249
Net cash provided by financing activities	249
Net increase in cash and cash equivalents *(note 1)*	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

See Independent Accountant's Review Report.

7

FP: truCrowd

 CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

CLOSEM, LLC
Notes to Financial Statements
December 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

CLOSEM LLC, (the Company) a development stage entity was formed on December 23, 2020 ("Inception") in the state of New Mexico. The financial statements of CLOSEM LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Albuquerque, New Mexico.

CLOSEM LLC's business model is centered on the rapidly expanding usage of cloud-based business automation software by small businesses looking for growth. The company has developed an easy-to-use, affordable software system (CLOSEM) that helps entrepreneurs and small businesses increase sales by automating the time-consuming, and often avoided, follow-up with leads, prospects and customers.

CLOSEM is a breakthrough platform that combines a simple contact management system with a powerful messaging platform that allows businesspeople to immediately reply with a text message, and follow that with a campaign of text, email and even voice messages. And it does it all automatically, with true "set-it-and-forget-it" simplicity. In addition, it comes with dozens of professionally-written email and text message templates in a variety of categories that users can customize to perfectly suit their needs.

A wide range of specialties make up the bulk of CLOSEM's regular users, along with digital service agencies who purchase private label packages to service local business customers, and vertical niche markets such as insurance agents, coaches, fitness studios, political campaigns and many others.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

See Independent Accountant's Review Report.

8

FP: ⬠ truCrowd

 **CLOSEM**

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

CLOSEM, LLC
Notes to Financial Statements (continued)
December 31, 2020

In addition, more established companies that currently have products on the market and/or in development may succeed in developing and marketing competing equivalent services earlier than us, or superior service than those developed by us.

During the next 12 months, the Company intends to operate largely with funding from founders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

See Independent Accountant's Review Report.

9



CLOSEM

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

CLOSEM, LLC
Notes to Financial Statements (continued)
December 31, 2020

2. Income Taxes

The Company has retained its election to be taxed as a partnership for federal and state tax purposes, consequently the net income is only taxed once at member level. Accordingly, the Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

3. Membership Units

As of December 31, 2020, 100% equity is held by two founding members. The Company contributed source code, logo, website and domain names to LLC, as of January 1, 2021 at the cost of $60,783 (see note 5).

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the membership units, are as follow, each unit is entitled to one vote.

4. Commitments and Contingencies

As of the date of issuance of financials, February 12, 2021, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through February 12, 2021, the date on which the financial statements were available to be issued. The company was founded as partnership in 2020, while they were developing source code for the Version 1 of the app. As of the issuance of financials, they are in the middle of developing V2. They also have the domain name(s) - (closem.ai / app.closem.ai /help.closem.ai and several others) and the logo and the website. They have transferred all of that to the New entity CLOSEM LLC, as of January 1, 2021. The cost of all of above was $60,783.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

See Independent Accountant's Review Report.

10


OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        (C) engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    (iii) bars such person from being associated with any entity or from participating in

FP: truCrowd



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

      (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

      (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

      (1)   any other material information presented to investors; and

      (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: https://closem.ai

FP: truCrowd



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP:  truCrowd

CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

EXHIBIT A: SAMPLE SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.


CLOSEM

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

The Company: CLOSEM, Inc, a Nevada Business Corporation

Company address: 110 Country Estates Circle, Suite 2, Reno, NV 89511

<u>Subscription</u>.

      a.   The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase **Class B Shares** (singular - the "Security" or plural - the "Securities"), of:

           CLOSEM Inc., a Nevada Business Corporation (the "Company"),

FP: truCrowd

 **CLOSEM**

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

at a purchase price of **$1.00 per security** (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in the laws of the state of Nevada and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document. Subscriber further agrees that each such security will become a Class B share, with the rights stated below in CLOSEM Inc., a Nevada Business Corporation, pursuant to the Articles of Incorporation of CLOSEM Inc. filed with the Secretary of State, State of Nevada.

Class B Share Rights: Each Class B share shall have the same rights to dividends or other distributions in ordinary course or on sale as shall accrue per share to the holders of Class A shares in the corporation. Class B shares shall have no preferences on dissolution or bankruptcy of the Company and shall otherwise have the same rights per share as Class A shares on dissolution or bankruptcy. Class B shares shall have no voting rights or officer and director election rights or other management rights in the Corporation except to the extent required by Nevada law. All management and operation of the Corporation are vested in the owners of Class A shares in the corporation, and the officers and directors they elect. No Class B share may be sold except as agreed below in this Subscription Agreement, and these restrictions on transfer shall be recorded on any certificates evidencing Class B share ownership.

a.   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, including the Risk Disclosures statement which is attached to and made a part of same, a copy of the crowdfunding offering information provided to the potential investor on the Trucrowd Inc. site or otherwise with this Subscription agreement or otherwise requested by and provided to the investor by the Company and any other information required by the Subscriber to make an investment decision.

b.   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

c.   Securities to be sold:

(1)   The aggregate number of Securities sold shall not exceed the Maximum Number of shares, as set in the Form C filed in relation to this offering with the SEC (the "Oversubscription Offering").   The Company may accept subscriptions until the "Termination Date" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "Minimum Offering" as set forth in the Form C filed with the SEC, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(2) The minimum amount of securities allowed to be purchased is $500.00.



OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

(3) The offering allows for issuance of bonus class B shares. When an investor signs this subscription agreement, if they are within the first 75,000 shares purchased, the investor will receive a bonus of 100%, i.e., 2 for 1. If they are within the second, or next 75,000 shares purchased, the investor will receive a bonus of 60%, i.e., 1.6 for 1. If they are within the third, or next 100,000 shares purchased, the investor will receive a bonus of 30%, i.e., 1.3 for 1.

Examples:

Investment	When	#shares	Bonus	Total
$1,000	within the first 75,000	1,000	1,000	2,000
$1,000	within the second 75,000	1,000	600	1,600
$1,000	within the third 100,000	1,000	300	1,300

d.   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

e.   The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.

b. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

FP: truCrowd



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. <u>Organization and Standing.</u> The Company is a Business Corporation duly formed, validly existing and in good standing under the laws of the State of **Nevada.** The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b. <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c. <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

d. <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. <u>Capitalization</u>. The authorized and outstanding securities of the Company immediately prior to the initial investment in the Securities are as follows:

FP: truCrowd

 CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Current Class A Shareholders: 4 million shares each, total 8 million shares.
Additional Class B Shares reserved for employees/key partners at Company discretion: 2 million, authorized but not yet issued.
Total Class B shares authorized for crowdfunding but not yet issued: 3 million.
Total Class B shares offered in this crowdfunding offering: 535,000 plus any bonus shares.
Total Authorized and Issued Class A and Class B shares:11 million.

Except as set forth in the crowdfunding offering information provided to the potential investor with this Subscription agreement or otherwise requested by and provided to the investor by the Company, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

g. Financial statements. Complete copies of the Company's consolidated financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the crowdfunding offering information provided to the potential investor with this Subscription agreement or otherwise requested by and provided to the investor by the Company. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Fiona Hamza, CPA, who has reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

h. Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

i. Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a. Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in

FP: truCrowd



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c. Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

   i.   To the Company;
   ii. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
   iii. As part of an offering registered under the Securities Act with the SEC; or
   iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. Investment Limits. Subscriber represents that either:

   i.   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
   ii. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

f. Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

g. Company Information. Subscriber has read the this Subscription Agreement, including the Risk statement attached, as well as the offering information on the company's offering page at Trucrowd Inc. and any other material requested by the investor and provided by the Company. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out

FP: truCrowd



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h. <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

i. <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j. <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Proxy.</u>

(a) The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set



FP: truCrowd

CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)	A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)	The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

6.	Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.	Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of

FP: truCrowd

 **CLOSEM**

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Nevada.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

FP: truCrowd

 **CLOSEM**

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

If to the Company, to:

PHYSICAL: 110 Country Estates Circle, Suite 2, Reno, NV 89511

DIGITAL: admin@closem.ai

Attn: Richard Miles

If to a Subscriber:

to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. Miscellaneous.

a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b. This Subscription Agreement is not transferable or assignable by Subscriber.

c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

FP: truCrowd



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

k. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

l. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Appendix A: Risk Factors

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, the financial projections in the Crowdfunding offering materials contain forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

The material factors that are relevant to your consideration of investment in this company are:

RISK FACTORS – CLOSEM, INC.

1. **Early Stage Company**. This is a brand-new company. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to

FP: truCrowd

 CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

date. As a new company we have a limited operating history. The Company was organized on December 23, 2020. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, produce our products and services, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

2. **We will face significant competition.** Competitors and other companies may directly compete with us. Many of our competitors have greater brand recognition and greater financial, marketing and other resources. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment. We compete with other companies. A number of competitors exist that provide contact management or customer relation management (CRM) products and services, and others provide text and email messaging products and services. One company, Salesforce, Inc (salesforce.com) is the dominant player in the CRM space with well over 150,000 business customers and close to 20% of the total worldwide market, followed by other giant multinational corporations including SAP, Adobe, Microsoft, Oracle and others. These companies primarily focus on large enterprise business customers, which is not the Company's target market. In addition, while their offerings are robust, they also come with a steep learning curve and often require customers to purchase additional consulting services in order to customize the system for their use. There are also many companies offering CRM products for small-to-medium size firms, and the market leaders in that segment are also more established than the Company. These include Zoho (13,000,000 users), Hubspot (over 100,000 users) and Pipedrive (50,000 users), among others. In addition, there are many companies providing marketing automation services ranging from MailChimp (11,000,000 users) and Constant Contact (600,000 users) to Infusionsoft / Keap (39,000 users), and others including Klaviyo, Ominsend and many more. Finally, there are companies providing mass texting solutions including Clicksend, Trumpia, ezTexting, Clickatell and others. There are still other companies, notably GoHighLevel, which combine contact management with messaging that we compete with. The Company's advantage, however, is the ease of use of the service, along with the unique combination of the email and text campaigns, and none of its competitors include the proprietary marketing materials written and developed by the founders.

3. **Any valuation at this stage is difficult to assess.** The valuation cap for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

4. **Crowdfunding for early stage companies is relatively new.** Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer

FP: truCrowd



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

5. **Will there be sufficient market for our products and at what price point?** We will only succeed if there is sufficient demand for our sales solution. Subscribers must believe that our product enables them to increase sales and customer engagement, saves them time, and increases their income, and/or provides a more convenient method of customer engagement. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

6. **We have a small team and our future success depends on the ability of the core team to recruit key personnel to face a sustainable scaling effort.** Job market conditions may affect our ability to recruit the talent we need to add new skills and competencies in our company. Our future success depends on the efforts of key personnel and consultants, including, Richard Miles and Laura Betterly, our co-founders and Craig Betterly, our lead software engineer. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

7. **We store personally identifiable information of consumers which is subject to vast regulation.** Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products. These risks are, of course, not unique to our business, since these regulations affect every company with customer and other user data within the relevant regulatory jurisdictions. We will employ competent legal counsel and apply appropriate policies to assure compliance to the extent reasonably possible, but cannot guarantee what regulators may do in the future.

8. **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you



FP: truCrowd

CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

9. **We may not effectively manage growth.** The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

10. **We expect our expenses to grow as the Company grows**. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

11. **The Company may not reach its sales goals.** The Company has forecast its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

12. **Management has broad discretion as to the use of proceeds.** The net proceeds from this Offering will be used for the purposes described in the financial information in the Crowdfunding offering. The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

13. **Management has voting control of the Company.** Management of the Company presently holds a majority of the issued and outstanding voting unit in the Company. Due to their ownership and positions with the Company, the current managers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

14. **Team risks.** Our core strategic team is small, consisting of two co-founders, but our key activities (e.g., R&D and product development) are presently outsourced to third parties, though closely managed. The two co-founders have a collegial and effective working relationship through over 20 years of knowing each other and working together. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

15. **Financial risks.** The software as a service market is subject to macroeconomic pressures. In an economic down-turn, SaaS products and services such as ours may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency.

FP: truCrowd



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

16.   **There may be unanticipated obstacles to the execution of the Company's business plan.** The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

17.   **Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers.** Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete.

18.   **We must continue to enhance the features and functionality of our technology and product offerings**. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

19.   **There could be a considerable delay in releasing our next generation of products.** We are heavily reliant on our development team to produce our next generation of products ("V2," Private Label and International) and they may face unexpected delays in overcoming technical hurdles that will allow us to bring these products to market on a timely basis. We may also lose critical development team members and be forced to recruit, hire and train replacements. That said, we are highly confident in our development team, and we intend to use a significant portion of the funds we raise in strengthening our technological capabilities.

20.   **We could face insurmountable challenges in International markets.** Costs outside the United States and Canada are higher than they are in North America and these costs may make our products too expensive or otherwise unsuitable for the market. There are also governmental restrictions relative to messaging in certain countries and we expect we may not be able to offer our products in those countries at all. As a result of these and other factors, we may not be able to satisfy the existing demand for our products in overseas markets or achieve our sales projections in those markets.

21.   **The market for our Agency Plans / Private Label Plans may not materialize.** While we have considerable interest in an Agency Plan and Private Label plans, there may be technological or marketplace hurdles we don't anticipate that will prevent us from achieving our projections. The pricing model and customer adoption rates we anticipate may not materialize, and therefore we may not be able to achieve our sales projections for these markets.

22.   **Customer acquisition projections are based on current rates and expected results from marketing efforts, however these efforts have not been proven.** We have tested various forms of marketing our

FP: truCrowd

 CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

products and have a high level of confidence in our projections, however, our tests have been on a limited budget and not at scale. We intend to use a large portion of the funds we raise to ramp up our marketing efforts and thereby increase our acquisition of new customers going forward. Our customer acquisition costs may be higher than we have forecasted and some of our marketing efforts may fail. We may have to adjust our plans accordingly, and are confident in our ability to successfully market products, as this is the greatest strength of the co-founders.

23. **Customer retention may not be as high as forecast.** We have based our churn (loss of customers) rate on our current actuals, however, this may increase as sales go to scale.

24. **We may at some point need a physical headquarters location.** The company operates on a worldwide basis with personnel and contractors who work from their own location and we are not at the present time dependent on any physical location. However, this could change in the future and we would need additional capital to purchase and furnish a headquarters location.

25. **We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability.** Our products and services are based on sophisticated software systems, and we may encounter delays when developing new technology solutions, products and services. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

    ● interruption of business operations;
    ● delay in market acceptance;
    ● additional development and remediation costs;
    ● diversion of technical and other resources;
    ● loss of customers.

26. **We may not be able to protect our intellectual property.** We intend to explore options for protection of certain intellectual property, primarily in the form of trademarks and trade secrets but have not made any filings to date. We do have common law copyright rights, and will act to defend them. We anticipate developing certain trade secrets and may handle trade secrets that are the property of others. We regard the legal protection of our intellectual property (and the intellectual property of others) as important to future success and will rely on a combination of trade secret laws, copyright, and trademark laws, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights in products and services. There can be no assurance that the steps we take to protect our proprietary rights will prove sufficient to prevent misappropriation of such proprietary rights.

27. **We rely on third parties to deliver messages.** We use external services that provide email, voice and text messaging in bulk for a variety of companies. They could raise their prices, or reduce services, or even eliminate service to companies of our size. They could suffer outages that would negatively impact our ability to service our customers. That said, there are a variety of providers we can work with and we are always looking to find better service providers at all times.

28. **Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations.** Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also

FP: truCrowd

 CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our products may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

29. **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

30. **We could become subject to regulation.** Our business model involves providing businesses with the ability to communicate with their contacts via SMS, MMS, Email, Voice, and other technologies. These methods of communication have in the past and may in the future come under Government regulation which could limit our ability to provide such services in the future. The U.S. government has a long history of regulation, protecting consumer privacy concerning telemarketing and robocalls, and this also extends to texting. The most critical piece of legislation narrowing the scope of acceptable telemarketing practices came with the TCPA of 1991, which amended the original Communications Act of 1934. Violations of the Telephone Consumer Protection Act give the recipient of any unwanted call or text the right to sue for up to $1,500 per unsolicited text or call. Additional regulations including the CAN-SPAM act specifically regulate how businesses may use electronic means to communicate to potential customers. The CAN-SPAM Act, a law that sets the rules for commercial email, establishes requirements for commercial messages, gives recipients the right to have businesses stop emailing them, and spells out tough penalties for violations. The CAN-SPAM Act covers all commercial messages, which the law defines as "any electronic mail message the primary purpose of which is the commercial advertisement or promotion of a commercial product or service," including email that promotes content on commercial websites. The law makes no exception for business-to-business email. That means all email – for example, a message to former customers announcing a new product line – must comply with the law. Each separate email in violation of the CAN-SPAM Act is subject to penalties of up to $43,792, so non-compliance can be costly. The Company has taken steps to prevent users from violating such regulations, and includes specific opt-out messages with every text and email message sent via the platform, and users must agree to the Company's terms of use. That said, there can be no assurance that the Company may not face difficulties in the future relative to these governmental restrictions and regulations, and will need to continue to develop innovative solutions to address these challenges.

31. **Projections are speculative and are based upon a number of assumptions**. Any projected financial results prepared by or on behalf of the Company have been reviewed by a C.P.A. but have not otherwise been independently reviewed, analyzed, or otherwise verified, except by management. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and

FP: truCrowd



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$984,400**

retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

32. **We expect our expenses to grow as the Company grows**. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

33. **The Company may not reach its sales goals**. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

34. **Our aggressive growth strategy may not be achievable.** For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our business, and our future operating results will depend largely upon our ability to adequately capitalize our company and continue to develop and market successful products, build key relationships and successfully manage our business. Our ability to grow will depend upon many factors, including our ability to identify and invest in products and services that are in demand, and to obtain adequate capital resources on acceptable terms. Any limitations on our ability to accomplish any of these and other goals will have a material adverse effect on our business, results of operations, and financial objectives. There is no assurance that our operations will be successful or achieve anticipated or any operating results.

35. **The Company has limited working capital and requires significant additional financing, which may or may not be available at all or on a timely basis.** The Company has limited working capital and there may not be sufficient financial resources available to carry out planned operations. We depend upon timely availability of adequate working and investment capital in order to meet the objectives of our business strategy and business plans. There can be no assurance that positive cash flow will ever occur.

36. **The Company may require additional financing to support working capital needs**. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

FP: truCrowd



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

37. **The Company does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.** The principal investment objective of the Company is to make business profits that present opportunities for significant appreciation to the Company. It is anticipated that product development and marketing will be leveraged and will not provide the Company with any significant cash distributions until products are sold. Accordingly, the Company may not be able to pay dividends. There can be no assurance with respect to the amount and timing of dividends to the Company's shareholders, or that they will ever be made. The Company initially intends to retain cash from its operations to fund the development and growth of its business.

38. **General economic conditions, including a prolonged weakness in the economy, may affect consumer and business purchases, which could adversely affect our sales.** Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer and business credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits. In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

39. **Public health epidemics or outbreaks could adversely impact our business.** In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread worldwide. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the pandemic, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus or other unforeseen pandemics globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

40. **Additional unforeseen risks.** In addition to the risks described in this section, "RISK FACTORS" other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Securities bears the risk of a complete and total loss of his/her/its investment.

41. **Best efforts offering.** This Offering is being made on a "best efforts" basis with no minimum number of securities required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

FP: truCrowd



CLOSEM

CLOSEM, Inc.
110 Country Estates Circle,
Suite 2, Reno, NV 89511
(702) 344-6305

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

42. **There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received.** There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of securities may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the securities are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, our growth would need to be scaled down, and would have a material adverse effect on our business.

43. **The securities are not guaranteed and could become worthless.** The securities are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the securities is not guaranteed, and the securities could become worthless.

44. **Future capital needs; Dilution.** The Company believes that the net proceeds of the Offering of the securities will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all securities offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

45. **The securities are restricted securities and a market for such securities may never develop.** Investors should be aware of the potentially long-term nature of their investment. Each purchaser of securities will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the securities, nor any other securities under the federal or any state Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

46. **THE BOTTOM LINE:** Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans. Please only invest what you can afford to lose.

[*SIGNATURE PAGE FOLLOWS*]



CLOSEM

OFFERING STATEMENT

10,000 Shares of Class B Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$984,400

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase the Security of the Company, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The number of shares of the Security the undersigned hereby irrevocably subscribes for is: %%UNIT_COUNT%%

(b)   The aggregate purchase price (based on a purchase price of $1.00 per Security) the undersigned hereby irrevocably subscribes for is: %%AMOUNT%%

(c)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

Investor Signature:

%%INVESTOR_NAME%%

(print name of owner or joint owners)

%%INVESTOR_SIGNATURES%%

Company Signature:

This Subscription is accepted on %%EXECUTION_TIME_LEGAL%%

By: Richard Miles, CEO

%%ISSUER_SIGNATURE%%